Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1
Name and Address of Company

Auryn Resources Inc. (the “Company”)
1199 West Hastings Street, Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

Item 2
Date of Material Change

September 12, 2019

Item 3
News Release

A news release was issued by the Company through newswire services on September 13, 2019.

Item 4
Summary of Material Change

The Company closed its previously announced bridge loan facility (the “Bridge Loan”) for up to CAD $6 million. The first tranche of $3 million has been received by the Company and will be used to fund general working capital.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

On September 12, 2019 the Company closed its previously announced Bridge Loan for up to CAD $6 million. The first tranche of $3 million has been received by the Company and will be used to fund general working capital.

The Bridge Loan consists of two tranches of $3 million, with the advancement of the second tranche conditional upon the mutual agreement of the parties.

The Bridge Loan will bear interest at 10% per annum and will be repayable no later than one year after the date of advancement (the “Maturity Date”); however, the Bridge Loan can be repaid at any time after 90 days of advancement at the discretion of the Company without penalty. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company has issued 500,000 bonus warrants which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date.

5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6
Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7
Omitted Information

Not applicable.

Item 8
Executive Officer

Shawn Wallace

President and Chief Executive Officer

Telephone: (778) 729 - 0600

Item 9
Date of Report

September 19, 2019.